          CROWN
          (registered trademark)

          Crown Central Petroleum Corporation
          Refiners / marketers of petroleum products & petrochemicals One North Charles Street, P.O. Box 1168, Baltimore, Maryland 21203, (410) 539-7400

          EXHIBIT 20
          October 31, 1996
          RESULTS THIRD QUARTER 1996


          Dear Shareholders:

               For the third quarter of 1996, Crown Central
          Petroleum had a net loss of $3.6 million ($.37 per share) compared to a net income of $.3 million ($.03 per share) for the same period in 1995. Sales and operating revenues in the quarter amounted to $398 million compared to $367 million last year. For the nine months, Crown is reporting a net loss of $13.6 million ($1.40 per share) on revenues of $1.2 billion. This compares to net income of $.4 million ($.04 per share) before an extraordinary charge for the early retirement of debt of $3.3 million ($.33 per share) on revenues of $1.1 billion for the same period in 1995.
               The reported loss for the third quarter was primarily the result of higher costs for crude and feed stocks in the world market due to a number of factors, including unrest in the Middle East. During the quarter, commodity crude traded in the range of $20 to $24 per barrel. Henry A. Rosenberg, Jr., Chairman of the Board, Chief Executive Officer and President observed,
          ``
           Gasoline and distillate prices lagged the dramatic crude oil prices increase resulting in pressure on the company's gross refining margin.''
               During this period of rapidly rising crude oil prices, the company's reported operating results were negatively impacted by its use of the LIFO (last-in, first-out) method of valuing inventory. For the third quarter of 1996, LIFO negatively impacted net income by $4.3 million, compared with a $1.6 million favorable impact for the same period last year when prices decreased during the quarter. Accordingly, the company's cash flow from operations, EBITDAAL (earnings before interest, taxes, depreciation, amortization, abandonment and LIFO) was markedly stronger in the current quarter at $13.9 million compared to $10.2 million in 1995.
               The refining margins on the Gulf Coast
          continued during this period at historically low levels. In order to minimize exposure to price volatility, refiners have kept crude inventories at historic low levels. This has necessitated more spot purchases of crude supplies which adds further pressure on pricing. Current supplies of U.S. oil stocks are about 79 days versus a historic average of 93 days 10 years ago.
               Even with the difficult operating
          environment, CrownCen, Crown's marketing unit, continued to produce positive results.
          Merchandise sales at comparable stores were 4.3% higher and gasoline volumes were 2.2% over the same period last year. Gasoline and merchandise margins rose 2.8% and 15.4% respectively over last year's extraordinary gains. Retail net profit, at $5.7 million in both periods, remained steady even though operating expenses increased due to higher labor costs associated with the new minimum wage law and the need to maintain a competitive compensation scale.
               Despite this challenging environment,
          innovative and creative refining/marketing strategies can be developed. For example, Crown's recent arrangements for processing with Statoil and an ethylene sales agreement with Shell Chemical provide enhanced opportunities for reducing the effects of prolonged refining down cycles to which Crown continues to have exposure.
           Crown will actively consider other opportunities to increase its profitability and market share. These are challenging times in our industry and Crown personnel have learned it is not business as usual
               At the Pasadena refinery, the lock-out
          continues. On several occasions, Crown has offered, through the federal mediation service, to reopen negotiations to discuss the company's July 12 proposal. Unfortunately, the OCAW (Oil, Chemical and Atomic Workers Union) has failed to respond. Meanwhile, the maintenance program is on schedule and refining production at Pasadena is being maintained at the optimum operating level.
               Crown is pleased by the NLRB (National Labor
          Relations Board) dismissal of all unfair labor practice charges filed by OCAW, most notably the decision that the lock-out was not illegal. While OCAW has appealed several of the decisions, we are confident the NLRB's original findings will be affirmed.
               Performance of all our personnel, under
          difficult circumstances, has been excellent and in the finest traditions of the company. We owe a debt of gratitude and recognition to all those involved.

          Sincerely,

          HENRY A. ROSENBERG, JR.
          Chairman of the Board, Chief Executive Officer, and President

            ____
            NOTE

            Due to a revision in recording intracompany sales transactions during the third quarter of 1996, Sales and operating revenues for the three and nine months ended September 30, 1996 as originally reported in the Letter to the Shareholders dated October 31, 1996, have been revised to exclude the effects of these transactions. This revision had no effect on net loss or net loss per share as originally reported for the three and nine months ended
            September 30, 1996.



                   Crown Central Petroleum Corporation and Subsidiaries
                        Dollars in thousands, except per share data

                                        Nine Months Ended     Three Months Ended
                                          September 30           September 30
                                         1996       1995       1996       1995
                                       ---------  --------   ---------  --------
          Sales and operating         $          $            397,889
                                                            $            367,120
                                                                        $
          revenues                    1,200,188   1,092,078


          (Loss) income before        (20,970)       1,929     (4,343)      (290)
          income taxes

          (Loss) income before        (13,634)         416           )
                                                               (3,636        304
          extraordinary item

          (Loss) from extraordinary
                __
                1/
          item
                                          ----            )
                                                    (3,257       ----       ----

          Net (loss) income   __
                              2/       (13,634)     (2,841)    (3,636)       304



          (Loss) income per share        (1.40)        .04           )
                                                                 (.37        .03
          before extraordinary item

          (Loss) per share from           ----            )
                                                      (.33       ----       ----
          extraordinary item

          Net (loss) income per               )
                                         (1.40            )
                                                      (.29           )
                                                                 (.37        .03
          share

          Weighted average shares
          used in the computation of  9,718,152   9,697,598  9,718,152  9,697,598
          (loss) income per share


                 During the first quarter of 1995, the Company incurred an

            __
            1/


                 extraordinary loss as a result of the early retirement of its outstanding 10.42% Senior Notes (Notes).  The outstanding

                 Notes were retired on January 24, 1995 from the proceeds

                 received from the sale of $125 million of unsecured 10 7/8%

                 Senior Notes due February 1, 2005.

                As a result of decreased crude oil requirement at the
            __
            2/

            Pasadena
                 refinery, the Company achieved a reduction in LIFO
            inventories
                 during the third quarter of 996 which is expected to be
            replaced
                 by year-end.  The impact of this interim LIFO inventory
            reduction
                 was to reduce the net loss for the three and nine months
            ended
                 September 30, 1996 by approximately $2.1 million ($.22
            per share).

            ____
            NOTE

            Due to a revision in recording intracompany sales transactions during the third quarter of 1996, Sales and operating revenues for the three and nine months ended September 30, 1996 as originally reported in the Letter to the Shareholders dated October 31, 1996, have been revised to exclude the effects of these transactions. This revision had no effect on net loss or net loss per share as originally reported for the three and nine months ended
            September 30, 1996.



                           CROWN CENTRAL PETROLEUM CORPORATION
                                  OPERATING STATISTICS

                                     Nine Months Ended     Three Months Ended
                                       September 30           September 30
                                     1996        1995        1996       1995
                                   ---------  ----------  ---------   ---------
          COMBINED REFINERY
          OPERATIONS
          -----------------------

          Production (BPD - M)          151         156        152         159
          Production (MMbbl)           41.4        42.5       14.0        14.6
          Sales (MMbbl)                43.9        40.2       13.8        15.0
          Gross Margin ($/bbl)         2.20        2.72       2.46        1.98
          Gross Profit ($MM)           96.6       109.3       33.9        29.7
          Operating Cost ($/bbl)       2.19        2.47       2.32        2.16
          Operating Cost ($MM)         96.3        99.2       32.1        32.4
          Net Refining Profit           0.3        10.1        1.8        (2.7)
          (Loss)  ($MM)

          RETAIL
          -----------------------
          Number Stores                 344         348        344         348
          Volume (pmps - Mgal)          129         122        133         128
          Volume (MMgal)                398         381        138         133
          Gasoline Gross Margin        0.13        0.12       0.14        0.14
          ($/gal)
          Gasoline Gross Profit        51.1        45.5       19.2        18.6
          ($MM)

          Merchandise Sales (pmps      24.9        23.9       26.1        24.5
          - $M)
          Merchandise Sales ($MM)      77.2        74.7       26.9        25.6
          Merchandise Gross            28.9        26.3       29.2        27.2
          Margin (%)
          Merchandise Gross            22.3        19.7        7.9         7.0
          Profit ($MM)

          Retail Gross Profit          73.4        65.2       27.1        25.6
          ($MM)
          Retail Operating Costs      (19.4)           )
                                                  (16.7      (20.0)      (17.5)
          (pmps - $M)
          Retail Operating Costs      (59.9)           )
                                                  (52.3      (20.6)           )
                                                                         (18.3
          ($MM)
          Retail Non-Operating
          Income (Expense) ($MM)        0.0        (3.0)      (0.8)       (1.6)
          Retail Net Profit ($MM)      13.5         9.9        5.7         5.7

          WHOLESALE / TERMINAL
            NET PROFIT (LOSS)           1.0         0.8        1.3        (0.1)
          ($MM)

          OTHER
          ----------


          LIFO (Provision)            (15.7)        0.3           )
                                                              (6.8         2.5
          Recovery  ($MM)
          Corporate Overhead /        (20.0)           )
                                                  (19.1       (6.3)           )
                                                                          (5.7
          Other ($MM)
          Income Tax Benefit            7.3            )
                                                   (1.5        0.7         0.6
          (Expense) ($MM)
          (Loss) from                                  )
                                                   (3.3
          Extraordinary Item
          ($MM)

          Total Net (Loss) Income     (13.6)           )
                                                   (2.8           )
                                                              (3.6         0.3
          ($MM)

          Depreciation &               24.0        28.6        8.0         9.7
          Amortization ($MM)
          Net Interest Expense          9.5         8.5        3.3         3.1
          ($MM)
          LIFO Provision               15.7            )
                                                   (0.3        6.8            )
                                                                          (2.5
          (Recovery)  ($MM)
          Loss from Asset               0.1         0.0        0.1         0.2
          Disposals ($MM)
          Loss from Extraordinary                   3.3
          Item ($MM)

          EBITDAAL ($MM)               28.3        38.8       13.9        10.2

          Capital Expenditures         19.8        27.1        5.0        12.4
          ($MM)


          BPD = Barrels Per Day
          bbl = barrel or barrels as applicable
          gal = gallon or gallons as applicable
          pmps = per month per store
          M = in thousands
          MM = in millions
